Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

May 28, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy's Laboratories to Ring the Closing Bell® at the New York Stock Exchange.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	AISHWARYA SITHARAM AISHWARYASITHARAM@DRREDDYS.COM	PRIYA K PRIYAK@DRREDDYS.COM

Dr. Reddy's Laboratories to Ring the Closing Bell® at the New York

Stock Exchange

•	The ceremony marks 25 years of Dr. Reddy’s listing on the New York Stock Exchange
•	In April 2001, Dr. Reddy's became the first pharmaceutical company in Asia, outside Japan, to be listed on the New York Stock Exchange
•	The Closing Bell® will be rung by Dr. Reddy’s senior management team, led by Chairman Satish Reddy

HYDERABAD, INDIA, May 28, 2026 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced that it has been invited to ring the Closing Bell® at the New York Stock Exchange (NYSE), to celebrate 25 years of its listing on the NYSE. In April 2001, Dr. Reddy's became the first pharmaceutical company in Asia, outside Japan, to be listed on the NYSE.

The senior management team of Dr. Reddy’s, including Satish Reddy, Chairman; Erez Israeli, Chief Executive Officer; M.V. Ramana, Chief Executive Officer-Global Generics; M.V. Narasimham, Chief Financial Officer; Milan Kalawadia, Chief Executive Officer-North America; K Randhir Singh, HeadCompany Secretary & CSR, along with Arun M. Kumar (Independent Director), Penny Wan (Independent Director), Sridar Iyengar (former Independent Director), as well as other officials and invitees will attend the Closing Bell® ceremony at the NYSE headquarters, located in New York City, on May 29th, 2026 at 4.00 pm EDT (1.30 am IST on May 30th). The ceremony will be livestreamed on NYSE.com and New York Stock Exchange - YouTube.

Satish Reddy, Chairman, Dr. Reddy’s said: “Twenty-five years on the NYSE is more than a listing anniversary; it is a reaffirmation of our commitment to global governance, transparency, and innovation. When Dr. K. Anji Reddy founded this company, his vision was simple but powerful: bring affordable, innovative medicines to patients everywhere. That vision drove our NYSE debut in 2001 and continues to shape who we are today, a trusted name in the U.S. market, backed by differentiated products and consistent operations. This milestone belongs to our employees, our partners, and our shareholders. As we look ahead, we remain unwavering in our purpose: accelerating access to affordable and innovative healthcare, because Good Health Can't Wait."

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait,’ we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.